Exhibit 99.1

November 14, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Commissioners:

We have read the statements made by MFC Bancorp Ltd. (copy attached), which we understand will be furnished to the Securities and Exchange Commission, as part of the Form 6-K of MFC Bancorp Ltd. dated November 14, 2017. We agree with the statements concerning our Firm in such Form 6-K.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

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